FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For July 18, 2006

Euro Tech Holdings Company Limited

(Translation of registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-               .

Item 5.  Other Events

On July 18, 2006, Euro Tech Holdings Company Limited (the “Registrant”) sent its shareholders of record copies of its Annual Report on Form 20-F (as filed with the Securities and Exchange Commission on June 29, 2006) and a Notice of its Annual Meeting of Shareholders to be held on August 17, 20906.

Item 7.  Financial Statements and Exhibits

Exhibit 99.1	-	Notice of Annual Meeting of Shareholders and Proxy Statement,
Exhibit 99.2	-	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED
(Registrant)

Dated: July 18, 2006	By:	/s/ T.C. Leung
T.C. Leung, Chief Executive Officer
and Chairman of the Board